[LOGO] Cass
       Information
       Systems, Inc.

                                 August 2, 2005

Cicely D. Luckey
Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, D. C. 20549

            Re:   Cass Information Systems, Inc.
                  Form 10-K for the year ended December 31, 2004
                  Form 10-Q for the quarter ended March 31, 2005
                  File No. 333-44497

Dear Ms. Luckey:

Please accept these responses to the comments contained in your July 25, 2005 letter regarding the aforementioned filings. If you need further clarification on any response, please feel free to call me at the telephone number listed below.

Tell us your basis for recording gains from the sale of investment securities within revenues. Reference is made to Rules 5-03 and 9-04 of Regulation S-X.

Per Regulation S-X Rule 5-01 "This article [5] shall be applicable to financial statements filed for all persons except - ... (d) Bank holding companies and banks (see Article 9)." Cass Information Systems, Inc. ("Cass"), by virtue of its ownership of Cass Commercial Bank, is a bank holding company.

Per Article 9 Rule 9-04 "The purpose of this rule is to indicate the various items which, if applicable, should appear on the face of the income statement or in the notes thereto." Further, under Item 13 of Rule 9-04, "Other Income", companies must "Disclose separately any one of the following amounts, or any other item of other income, which exceed one percent of the aggregate of total interest income and other income. The remaining amounts may be shown as one amount, except for investment securities gains or losses which shall be shown separately regardless of size." Investment securities gains or losses are also referred to under Item 13 "Other Income" under (h) "Investment securities gains or losses." We understand that the titles contained in Article 9 are not meant to be prescriptive.

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In Cass' Consolidated Statements of Income, contained on page 25 of our Form 10K for the year ended December 31, 2004, we included all applicable items under Rule 9-04 listed as Items 1 through 21. We did adjust the headings slightly to enhance the usefulness of the statements. For example, instead of the title under Item 14 "Other Expenses" we used "Operating Expenses." Given the size of these expenses related to the Company's operations, the caption "Other Expenses" is misleading. Likewise, instead of the title under Item 13 "Other Income" we used "Fee Revenue and Other Income" given that fees for customer services that are unrelated to Cass Commercial Bank are the Company's largest source of revenue and income. Other than these adjustments to the headings, the content directly corresponds to Rule 9-04.

Please expand on your accounting policy as it relates to your information services revenue. Specifically, tell us how you earn and record revenue from each of your three revenue streams, freight, utility and telecommunication.

Cass' revenue recognition policy regarding information services fee revenue, including freight, utility, and telecommunications, will be expanded in future filings substantially as follows:

"A majority of the Company's revenues are attributable to fees for providing services. These services include freight invoice rating, payment processing, auditing, and the generation of cost accounting and transportation information. Cass also processes, pays and generates management information from electric, gas, telecommunications and other invoices. The specific payment and information processing services provided to each customer are developed individually to meet each customer's specific requirements. The Company enters into service agreements with customers typically for fixed fees per transaction that are invoiced monthly. Revenues are recognized in the period services are rendered and earned under the service agreements, as long as collection is reasonably assured."

We note that you converted your investment in a private imaging company from a convertible debenture into Common Stock and own a 19.99% equity interest. We also note that your policy for non-marketable equity investments in which the Company owns less than 20% is accounted for under the cost method. Tell us how you recorded this investment on your financial statements given your funding commitments and your basis in GAAP for your treatment.

The investment in the private imaging company ("investee") is accounted for under the cost method due to the limited influence Cass has on decisions regarding the operating and financial policies, procedures, and practices of the investee. Factors considered in this determination as outlined in paragraph 19 of Accounting Principles Board Opinion No. 18 (As amended) include the following:

      1. Cass owns 19.99% of the equity, but 80.01% is owned by one investor with significant financial resources and its own management team in place running the day-to-day operations of the company.

      2. Although Cass has representation on the Board, it is a minority position with one seat out of four. All other directors are officers of the investee and are affiliated with the 80.01% investor. As a result, Cass has limited influence in the policy-making process of the investee.

      3.    There is no interchange of management between Cass and the investee.

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      4.    There is no technology dependency or intercompany transactions between Cass and the investee.

      5. The funding commitments mentioned in our disclosure are in the form of a secured line of credit for working capital purposes that is routinely offered to other customers of Cass and its subsidiaries. Fifty percent of this line of credit is shared with the 80.01% investor. The line of credit does not increase Cass' ownership interest and does not increase the influence Cass can exert on the investee.

Per your request for a written confirmation, we acknowledge that Cass is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Cass may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions or require any additional information please call me at (314) 506-5502.

                                   Sincerely,


                                   /s/ Eric H. Brunngraber

                                   Eric H. Brunngraber
                                   Chief Financial Officer